

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2007
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-462

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Janney Montgomery Scott LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Market Street
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark D. Knott 215-665-6005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price WaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

Two Commerce Square - 2001 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

PROCESSED
MAR 23 2007
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/22

OATH OR AFFIRMATION

I, Mark D. Knott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Janney Montgomery Scott LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 24 day of JAN 20 07

[signature]
Notary Public

[signature]
Signature

Executive Vice President and Chief Financial Officer
Title

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
FLORENCE G. FERRANTE, Notary Public
Philadelphia, Phila. County
My Commission Expires January 24, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Janney Montgomery Scott LLC

Consolidated Financial Statement

December 31, 2006

Contents



PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Member and Board of Managers of
Janney Montgomery Scott LLC and its subsidiaries:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Janney Montgomery Scott LLC and its subsidiaries (the "Company") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2007

Janney Montgomery Scott LLC

Consolidated Statement of Financial Condition

December 31, 2006

Assets	
Cash	$ 34,163,044
Restricted cash	1,709,757
Receivable from brokers, dealers and clearing organizations:	
Securities borrowed	1,403,633,242
Securities failed to deliver	842,106
Clearing organizations	2,847,653
Other	2,171,415
Receivable from customers (net of $1,089,254 allowance for doubtful accounts)	437,482,102
Receivable from noncustomers	343,528
Securities owned, at market value	62,632,997
Investment in partnerships and affiliates	6,346,937
Exchange memberships, at cost (market value $487,500)	92,187
Furniture, equipment and leasehold improvements at cost (net of accumulated depreciation and amortization of $57,200,580)	9,985,602
Intangible Assets (net of accumulated amortization of $2,802,000)	5,898,000
Goodwill	49,601,576
Other assets	153,386,534
Total assets	$ 2,171,136,680
Liabilities and Member's equity	
Short-term bank loans	$ 101,341,640
Payable to brokers, dealers and clearing organizations:	
Securities loaned	1,518,048,130
Clearing organizations	7,170,454
Securities failed to receive	2,804,665
Other	6,441,159
Payable to customers	136,863,348
Securities sold, not yet purchased, at market value	4,952,051
Accounts payable and accrued liabilities	120,049,710
	1,897,671,157
Member's equity	273,465,523
Total liabilities and Member's equity	$ 2,171,136,680

See accompanying notes.

Janney Montgomery Scott LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2006

1. Organization

Janney Montgomery Scott LLC (the "Company") is a broker-dealer registered in fifty states, the District of Columbia and Puerto Rico, and a wholly owned subsidiary of Independence Square Properties LLC (the "Member"), which is a wholly owned subsidiary of The Penn Mutual Life Insurance Company ("Penn Mutual").

The Company has various wholly-owned subsidiaries that were created in order to conduct business is certain states, the results of which are immaterial to the Company's operations.

2. Summary of Significant Accounting Policies

Restricted Cash

Restricted cash at December 31, 2006 was $1,709,757 which represents cash in an escrow account in connection with the 2005 acquisition of Parker/Hunter Incorporated ("Parker/Hunter") for potential liabilities. This cash is not available to the Company for general use.

Securities Transactions

Proprietary and customer transactions in securities and listed options are recorded on a trade-date basis.

Securities owned and securities sold but not yet purchased are valued at market value except for certain fixed income instruments whose value is determined by matrix pricing utilized by a recognized independent pricing service.

Investment Banking

Investment banking revenues are recorded as follows: management fees and underwriting fees as of the offering date and related sales commissions on trade date.

2. Summary of Significant Accounting Policies (continued)

Securities Lending Activities

Securities borrowed and securities loaned are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. In both types of transactions, the collateral deposited or received is in an amount generally in excess of the market value of securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained, deposited, or refunded as necessary.

Financial Instruments

Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts that approximate fair value, with the exception of exchange seats which are carried at cost as stated on the Statement of Financial Condition.

Employee Loans and Advances

The Company provides certain financial consultants with loans as part of the Company's recruiting and retention strategy for key revenue producing employees. These loans are generally repayable through bonuses over a four to ten year period based upon continued employment with the Company. If the employee leaves before the term of the loan expires, the balance becomes immediately due and payable. The Company carries a reserve for un-collectible amounts for these terminated employees based on historical collection rates.

Taxes

For federal tax reporting purposes, the Company is treated as a disregarded entity and its income is included within a consolidated federal income tax return filed by Penn Mutual. In accordance with the tax allocation policy of the consolidated group, the Company determines its federal income tax liability on a separate-return basis and makes the required tax reimbursements to the Member.

2. Summary of Significant Accounting Policies (continued)

Penn Mutual, as a mutual insurance company, is generally not subject to state income taxes. As a result the Company, as a consolidated entity, has limited state income tax liability. The Company is subject to the Pennsylvania State Franchise Tax, which it pays directly to the State of Pennsylvania.

Investments in Partnerships and Affiliates

This includes the Company's investments in limited partnerships and limited liability companies which, in accordance with FASB Interpretation 46R (FIN 46), do not meet the requirements for consolidation. Within these investments are two non-managing interests in limited partnerships (the "LPs") in which the Firm has a variable interest but is not the primary beneficiary under FIN 46. The LPs were organized in February 2000 and March 2006 for the purpose of investing in start-up entities with the goal of capital appreciation. The Company's value of these investments at December 31, 2006 was $4,565,000 and $285,116, respectively.

These investments are valued based on the prior quarter-end portfolio valuations provided by the applicable General Partner, with consideration for changes in the value of the underlying investments during the current quarter. We believe this represents the Company's best estimate of fair value as of December 31, 2006. Because of the inherent uncertainty of this valuation, however, these estimated values may differ significantly from the values that would have been used had a ready market for these underlying securities existed, and the differences could be material.

Furniture, Equipment, and Leasehold Improvements

All furniture, equipment, and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Amortization on leasehold improvements is provided on a straight-line basis over the length of the lease. Furniture and equipment are depreciated using the straight-line method generally over two to seven years. As of December 31, 2006, furniture and equipment and leasehold improvements are $54,018,440 and $13,167,742 respectively. Accumulated depreciation on furniture and equipment and leasehold improvements are $48,851,299 and $8,349,281 respectively.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at market value consist of the following at December 31, 2006:

	Owned	Sold, Not Yet Purchased
U.S. Government and agency obligations	$ 7,758,130	($ 1,026,919)
State and municipal obligations	39,000,114	(206,791)
Corporate obligations	3,489,984	(736,409)
Equities and mutual funds	12,384,769	(2,981,932)
	$ 62,632,997	($ 4,952,051)

4. Short-term Bank Loans

The Company borrows from two banks in connection with the securities settlement process and to finance margin loans made to customers. The Company is required to collateralize amounts borrowed in excess of $50,000,000 from one of these banks. At December 31, 2006, these banks extended short-term bank loans in the amount of $40,400,000 and $15,000,000 which were collateralized by customer-owned securities valued at approximately $6,702,725 and $20,987,611. The bank loans are demand obligations and generally require interest based upon the federal funds rate. At December 31, 2006, the weighted-average interest rate on these borrowings was approximately 5.56%. All of the remaining bank loans, which consist of overdrafts of depository accounts of $45,941,640, are not collateralized.

5. Subordinated Note Payable

The subordinated note payable (the "Note") was subordinated to the claims of general creditors and consisted of a note issued pursuant to a cash subordination agreement in the amount of $22,000,000, which was due to Penn Mutual on July 16, 2008. The Note was repaid in full on September 5, 2006 and, thus, no liability remains within the Company's financial statements as of December 31, 2006.

6. Member's Equity

The Company entered into an operating agreement with the Member which sets forth the rights, obligations, and duties with respect to the Company. According to the operating agreement, the Member shall not be personally liable to creditors of the Company for debts, obligations, liabilities, or losses of the Company, except as required by law. The Member has the right, but is not required, to make capital contributions upon request of the Company. The Member may require the Company to make distributions of cash or property at such times and amounts as it determines, subject to regulatory limitations and approval.

During the year ended December 31, 2006, the Company paid quarterly distributions equal to 100% of net income, after tax, to the Member. The Company made a distribution of $9,615,483 on February 5, 2007 to the Member which was accrued as of December 31, 2006.

In addition to these payments, the Company made a one-time special dividend payment to the Member of $6,186,393 on September 29, 2006.

7. Taxes

Deferred income tax assets and liabilities arise from temporary differences between the tax basis of an asset or liability and its reported amount in the statement of financial condition.

At December 31, 2006, accounts payable and accrued liabilities include $2,850,486 of which $2,401,235 is due to the Member for estimated taxes. In addition, the Company had a net deferred income tax asset of $14,510,707 consisting of $16,575,007 in deferred tax assets and $2,064,300 in deferred tax liabilities. The Company's deferred tax asset, included in other assets, primarily reflects accrued expenses, which are not currently deductible for income tax purposes net of tax liabilities related to the 2005 acquisition of Parker/Hunter. The Company believes it will fully realize its deferred tax asset in future years, thus a reserve allowance is not deemed necessary.

8. Regulatory Requirements

The Company is subject to Rule 15c3-1 of the Securities and Exchange Commission ("SEC") and the capital rules of the New York Stock Exchange ("NYSE"). The Company has elected to use the alternative method permitted by Rule 15c3-1 which requires that it maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The NYSE may prohibit a member firm from expanding its business or paying cash dividends/distributions if resulting net capital would be less than 5% of aggregate debit items, as defined, and may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, as defined. At December 31, 2006, the Company's net capital was $91,093,940 which was $82,408,882 in excess of 2% of aggregate debit items, as defined, and the Company's net capital percentage was 20.98%.

As a clearing broker/dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker/Dealers (the "PAIB"), as defined. The PAIB is completed to allow each correspondent firm .that uses the Company as its clearing broker/dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2006, the Company has no reserve requirement for PAIB.

9. Goodwill and Intangible Assets

FAS 142 provides that goodwill is not amortized and the value of an identifiable intangible asset must be amortized over its useful life, unless the asset is determined to have an indefinite useful life. Goodwill and indefinite-life intangible assets are analyzed at least annually for impairment. During the year ended December 31, 2006, no impairment charges were recognized.

In connection with the 2005 acquisition of Parker/Hunter, the Company acquired $8,700,000 of identifiable intangible assets with a weighted average useful life of approximately 11 years. The intangible assets that make up that amount include a trade name of $300,000 (2-year useful life), and customer related intangibles of $8,400,000 (11-year weighted average useful life). As of December 31, 2006, the Company has recorded $2,802,000 in accumulated amortization related to these intangible assets.

10. Commitments and Contingencies

At December 31, 2006, the Company's future minimum rental commitments on the leases for its main office and 99 branch offices under noncancelable operating leases were as follows:

2007	$ 14,962,888
2008	14,275,887
2009	13,238,909
2010	11,713,821
2011	9,770,632
2012 and thereafter	12,658,319
	$ 76,620,456

Certain leases contain provisions for escalations.

The Company, together with various other brokers, dealers, corporations, and individuals, has been named as a defendant in a number of actual and purported class-action lawsuits, many of which involve material or undeterminable amounts and alleged violations of federal and state securities laws. The Company is also a defendant in other lawsuits and regulatory matters incidental to its securities business. Management of the Company believes, after consultation with outside legal counsel, that the resolution of these various matters will not result in any material adverse impact on the financial position of the Company. However, the results of operations could be materially affected during any period if liabilities in that period differ from the Company's prior estimates, and the Company's cash flow could be materially affected during any period in which these matters are resolved. In accordance with Financial Accounting Standards Board Statement No. 5, *Accounting for Contingencies*, the Company has established provisions for estimated losses from pending complaints, legal actions, investigations, and proceedings. The ultimate costs of litigation-related charges can vary significantly from period to period, depending on such factors as market conditions, the size and volume of customer complaints and claims, including class action suits and recoveries from indemnification, contribution or insurance reimbursements. At December 31, 2006, the Company's liability for losses and contingencies was $4,983,950.

The Company has investments in various partnerships to which it is required to commit a maximum amount of capital. As of December 31, 2006, the Company has contributed $5,310,000 as an investment and is committed to an additional $4,190,000. Under the terms of the partnership agreements, certain losses are allocated to the Company and the general partners before being allocated to the limited partners. The Company may in the future, under certain conditions, be required to contribute additional capital up to its maximum commitment with no resulting investment value.

10. Commitments and Contingencies (continued)

The Company has outstanding underwriting agreements and when-issued contracts which commit it to purchase securities at specified future dates and prices. The Company pre-sells such issues to manage risk exposure related to these off-balance-sheet commitments. Subsequent to December 31, 2006, such transactions settled with no material effect on the financial statements as of that date.

11. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company has sold securities, on a proprietary basis, that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2006, at market values of the related securities, and will incur a loss if the market value of the securities increases subsequent to December 31, 2006.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not owned by the customers, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and; pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

11. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk (continued)

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

At December 31, 2006, customer margin securities of $559,603,566 and stock borrowings of approximately $1,403,633,242 were available to the Company to utilize as collateral on various borrowings or other purposes. The Company utilized $27,690,336 of these available securities as collateral for bank loans and $1,518,048,130 in stock loan agreements.

At December 31, 2006, the Company had utilized $28,233,823 of securities owned by customers as collateral for Option Clearing Corporation ("OCC") margin requirements.

12. Employee Benefit Plans

The Company has a qualified defined contribution profit-sharing plan which covers all employees who meet certain eligibility requirements. Contributions to this plan are determined on a discretionary basis by the Board of Managers.

The Company has a nonqualified deferred compensation plan for certain financial consultants, which provides for full vesting after five or ten years. The participants' balances change based on a variable rate of return. At December 31, 2006, a mix of Treasury Strips and Corporate Owned Life Insurance (COLI) was held within Other Assets to fund this plan. The Treasury Strips are carried at a fair market value of $2,150,939 and the COLI is carried at the cash surrender value of the underlying policies of $36,044,407.

13. Investment in Partnerships and Affiliates

During the course of 2006, the Company made contributions to various limited partnerships of $499,734 and received distributions from these limited partnerships of $502,483.

END